

October 4, 2011

<u>Via E-mail</u>
Mr. James M. Zemlyak
Chief Financial Officer
Stifel Financial Corp.
One Financial Plaza
501 North Broadway
St. Louis, MO 63102

    RE: **Stifel Financial Corp.**
                Forms 10-K and 10-Q for the Fiscal Year/Period Ended December 31, 2010
                and June 30, 2011
                Filed February 28, 2011 and August 9, 2011
                File No. 1-09305

Dear Mr. Zemlyak:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                      /s/ Jonathan Wiggins

                                      Jonathan Wiggins
                                      Staff Accountant